e-KONG

[redacted]

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

09047271

BY DHL

4 November 2009

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 4 November 2009

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	**Date**	**Entity**
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from September 2009 to October 2009	October 2009 – November 2009	SEHK (pursuant to Listing Rules)
2.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	15 October 2009 16 October 2009 27 October 2009 29 October 2009 2 November 2009	SFO
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	22 September 2009	SFO
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Shane Frederick Weir's interests in shares of the Company	20 October 2009	SFO
5.	Form N3	14 October 2009	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
6.	Announcement – Notice of Board Meeting	9 September 2009	SEHK (pursuant to Listing Rules)
7.	Announcement – Interim Results for the six months ended 30 June 2009	21 September 2009	SEHK (pursuant to Listing Rules)
8.	2009 Interim Report	Despatched on 28 September 2009	SEHK (pursuant to Listing Rules)

HKEx 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/09/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited

Date Submitted: 02/10/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______
4. Bonus issue		Class of shares issuable *(Note 1)*	N/A			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		______	______

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ______	Class of shares issuable *(Note 1)*	N/A		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares			Class of shares repurchased *(Note 1)*	N/A		
			Cancellation date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares			Class of shares redeemed *(Note 1)*	N/A		
			Redemption date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price :	State currency ______	Class of shares issuable *(Note 1)*	N/A		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/10/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 02/11/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.1999 Share Option Scheme (25/10/1999) Ordinary shares *(Note 1)*	--	--	--	132,500	--	Nil
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total B. (Ordinary shares)		--
				(Preference shares)		--
				(Other class)		--

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. --	--	--	--	--	--	--
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	--	
			(Preference shares)	--	
			(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	E-KONG GROUP LIMITED	
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
15	10	2009

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.440	0.427		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,000,200	22.38
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,030,200	22.38
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	17,030,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	10	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

16	10	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	30,000	HKD	0.460	0.447		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,030,200	22.38
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,060,200	22.39
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	17,060,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	10	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

27	10	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	80,000	HKD	0.450	0.427		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,060,200	22.39
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,140,200	22.40
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	17,140,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	10	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	10	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	160,000	HKD	0.430	0.402		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,140,200	22.40
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,300,200	22.43
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	17,300,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

30	10	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2009 NOV -6 A 10

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
2	11	2009

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121		205	50,000	HKD	0.450	0.438		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,300,200	22.43
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,350,200	22.44
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	*Short position*

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	17,350,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	11	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		22969770
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

22	9	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	10,000	HKD	0.450	0.450		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,660,000	0.51
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,670,000	0.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	9	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WEIR	SHANE FREDERICK	韋雅成
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K346255(2)		727971612052
7. Address of Director		**10. Daytime tel. No.**
GROUND FLOOR, 92 ROBINSON ROAD, MIDLEVELS, HONG KONG		25261767
		11. e-mail address
		weirlaw@hongkonglaw.com

12. Date of relevant event

20	10	2009
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD	0.400	0.400		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	210,000	0.04
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	410,000	0.08
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	10	2009
(day)	(month)	(year)

25. Number of continuation sheets 0

Form 3A.

26. Number of attachments 0

Companies Registry
公司註冊處

Annual Return of a Non-Hong Kong Company
非香港公司周年申報表

(Companies Ordinance s. 334(1) – (4))
(《公司條例》第 334(1) – (4)條)

Form 表格 **N3**

RECEIVED
2009 NOV - 5 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Important Notes 重要事項

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

Company Number 公司編號

F6726

(Note 註 8) **1 Company Name 公司名稱**

e-Kong Group Limited

2 Date of this Return 本申報表日期

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

DD 日	MM 月	YYYY 年
12	10	2009

3 Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊的日期

DD 日	MM 月	YYYY 年
12	10	1994

4 Place of Incorporation 成立爲法團所在的地方

BERMUDA

5 Principal Place of Business in Hong Kong 在香港的主要營業地點

(a) Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址

3705 GLOUCESTER TOWER, THE LANDMARK, 15 QUEEN'S ROAD CENTRAL, HONG KONG

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 9) (b) E-mail Address 電郵地址

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: e-Kong Group Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel 電話: 2801 7188 Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

For O

Your Receipt
Companies Registry
H.K.

22/10/2009 10:41:45
Submission No.: 225150806/1
CR NO.: F0006726
Sh. Form.: N3

Revenue Code	Amount(HKD)
93	$180.00

Receipt No.	Method	Amount(HKD)
252250225525	Chq	$180.00
Total Paid		$180.00

Form 表格 **N3**

Company Number 公司編號

F6726

6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) **Address of the Registered Office (or its equivalent) in Place of Incorporation**
在成立爲法團所在的地方的註冊辦事處(或等同於註冊辦事處的地方)的地址

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11	BERMUDA Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(b) **Address of the Principal Place of Business (if any) in Place of Incorporation**
在成立爲法團所在的地方的主要營業地點的地址(如有的話)

	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 9) (c) **E-mail Address 電郵地址**

7 Mortgages and Charges 按揭及押記

Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance
截至本申報表日期，所有須依據《公司條例》第 91 條向公司註冊處處長登記的按揭及押記的未償還總額

(Note 註 10)

8 Authorized Representative in Hong Kong 居於香港的授權代表

A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表

(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表，請用續頁 A 填報)

1 **Name in English 英文姓名**

Surname 姓氏	Other Names 名字
LAU	WAI MING RAYMOND

Name in Chinese 中文姓名

Hong Kong Address 香港地址

FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO, DISCOVERY BAY, LANTAU ISLAND, HONG KONG

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F6726

(Note 註 10) **8 Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 Name in English 英文姓名

Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名

Hong Kong Address 香港地址

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁A填報)

Please tick the relevant box 請在適用的空格內加上 ✓ 號

Nature of the Firm or Corporation 商號或法團的性質

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 13) **Hong Kong Address 香港地址**

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

9 Secretary 秘書

A. Individual Secretary 個人秘書

(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁 B 填報)

Name in English 英文姓名	LAU	WAI MING RAYMOND
	Surname 姓氏	Other Names 名字
Name in Chinese 中文姓名		
Previous Names 前用姓名		
Alias 別名		
Residential Address 住址	FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO, DISCOVERY BAY, LANTAU ISLAND, HONG KONG	Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Corporate Secretary 法人團體秘書

(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁 B 填報)

(Note 註 16) **Name in English 英文名稱**

(Note 註 16) **Name in Chinese 中文名稱**

(Note 註 17) **Address 地址**

Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(*Only applicable to body corporate registered in Hong Kong*)
(只適用於在香港註冊的法人團體)

Form 表格 **N3**

Company Number 公司編號: F6726

10 Directors 董事

A. Individual Director 個人董事

(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁 C 填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) 1 **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
SIEMENS	RICHARD JOHN

Name in Chinese 中文姓名: 衛斯文

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址:

NO. 12-16 TAI TAM ROAD,
HOUSE A,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**:

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K674811(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F6726

10 Directors 董事 (cont'd 續上頁)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **2 Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名	Surname 姓氏: LIM — Other Names 名字: SHYANG GUEY
Name in Chinese 中文姓名	林祥貴
Previous Names 前用姓名	
Alias 別名	
Residential Address 住址	6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: P924468(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

10 Directors 董事 (cont'd 續上頁)

B. Corporate Director 法人團體董事

(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁 D 填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 17) **Address 地址**

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

11 Share Capital 股本 *(As at the date of this return 截至本申報表日期)*

(Only applicable to a company having a share capital 只適用於有股本公司)

Authorized Share Capital 法定股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD120,000,000

Issued Share Capital 已發行股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD5,228,942

Form 表格 **N3**

Company Number 公司編號

F6726

12 Accounts 帳目

(Please complete Section A or B as appropriate 請填報 A 或 B 項)

(Note 註 19) **A. Accounts required under section 336 of the Companies Ordinance are submitted with this form**
隨本表格提交《公司條例》第 336 條規定的帳目

Period Covered by the Accounts 該等帳目所涵蓋的會計期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2008	To 至	31	12	2008

(Note 註 20) **B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -**
並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：-

Please tick the relevant box 請在適用的空格內加上 ✓ 號

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.
公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證劵交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.
公司成立爲法團的日期與根據《公司條例》第 334(1)條規定交付申報表的日期相距少於 18 個月，而公司須發表的帳目仍未擬備。

(Note 註 21)

Advisory Note 提示

All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.
所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。

This Return includes the following Continuation Sheet(s). 本申報表包括下列續頁。

Continuation Sheet(s) 續頁	A	B	C	D
Number of pages 頁數	NIL	NIL	5	NIL

(Note 註 5) Signed 簽署 : [signature]

Name 姓名 : LAU WAI MING RAYMOND

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative*~~
董事／秘書／經理／授權代表*

Date 日期 : 14 OCT 2009
DD 日 / MM 月 / YYYY 年

* *Delete whichever does not apply 請刪去不適用者*

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2009
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
HICKS	WILLIAM BRUCE

Name in Chinese 中文姓名: 許博志

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址

FIRST FLOOR, 20 BROOM ROAD,
HAPPY VALLEY,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**:

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K323574(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
12	10	2009

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
DOBBY	GERALD CLIVE

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

SUITE 1316, MARCO POLO GATEWAY HOTEL,
CANTON ROAD,
TSIM SHA TSUI,
KOWLOON,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: XD204001(3)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3** **(Continuation Sheet C 續頁 C)**

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
12	10	2009

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
CRAWFORD	JOHN WILLIAM

Name in Chinese 中文姓名 高來福

Previous Names 前用姓名

Alias 別名

Residential Address 住址

G/F., 22 CONSORT RISE,
POKFULAM,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K076692(5)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2009
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
WEIR	SHANE FREDERICK

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

GROUND FLOOR, 92 ROBINSON ROAD,
MIDLEVELS,
HONG KONG

Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K346255(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2009
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
YE	FENGPING

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

ROOM 4B. LIHAI BUILDING,
OVERSEA CHINESE TOWN,
SHENZHEN

Country 國家: CHINA

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: R184313(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

e-Kong Group Limited
(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Monday, 21 September 2009 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and considering the payment of interim dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 9 September 2009

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

HIGHLIGHTS

- Turnover fell slightly by 1.5%, reflecting the continuing effects of global economic uncertainties and ongoing business diversification exercises
- Net profit attributable to equity holders increased to HK$5.9 million as compared with HK$2.0 million in the previous period
- The Group has further strengthened its net current assets position, with cash and bank balances at HK$172.1 million and no outstanding bank debt
- ZONE operations are undertaking different initiatives to adjust its revenue mix by placing greater emphasis on data and IT-related products and services which command higher margins and encourage more consistent recurring revenue streams
- The Group will endeavour to materialise some merger and acquisition opportunities to bring the Group to the next stage of its growth and development

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2009, together with comparative figures for the corresponding period in 2008. The results were unaudited but have been reviewed by the Audit Committee and the auditor of the Company.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2009 (Unaudited) HK$'000	2008 (Unaudited) HK$'000
Turnover	2	**387,088**	392,988
Cost of sales		**(295,091)**	(297,643)
Gross profit		**91,997**	95,345
Other revenue and income	3	**139**	994
		92,136	96,339
Selling and distribution expenses		**(21,437)**	(25,384)
Business promotion and marketing expenses		**(2,651)**	(2,638)
Operating and administrative expenses		**(55,066)**	(53,592)
Depreciation and amortisation		**(5,432)**	(10,076)
Profit from operations		**7,550**	4,649
Finance costs	4	**(80)**	(427)
Profit before taxation	4	**7,470**	4,222
Taxation	5	**(1,575)**	(2,284)
Profit for the period		**5,895**	1,938
Profit for the period attributable to:			
Equity holders of the Company		**5,941**	1,959
Minority interests		**(46)**	(21)
Profit for the period		**5,895**	1,938
EBITDA	6	**12,982**	14,725
		HK cents	*HK cents*
Earnings per share	7		
Basic		**1.1**	0.4
Diluted		**N/A**	N/A

Condensed Consolidated Statement of Comprehensive Income

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit for the period	**5,895**	1,938
Other comprehensive income		
Exchange differences on translation of foreign subsidiaries	**249**	1,645
Taxation	**(45)**	(25)
Other comprehensive income for the period	**204**	1,620
Total comprehensive income for the period	**6,099**	3,558
Total comprehensive income for the period attributable to:		
Equity holders of the Company	**6,145**	3,579
Minority interests	**(46)**	(21)
Total comprehensive income for the period	**6,099**	3,558

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2009 (Unaudited) HK$'000	As at 31 December 2008 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		**17,973**	21,734
Intangible assets	*8*	**–**	–
Deferred tax assets		**3,690**	3,690
		21,663	25,424
Current assets			
Trade and other receivables	*9*	**104,887**	102,096
Pledged bank deposits		**2,161**	2,155
Cash and bank balances		**172,094**	177,173
		279,142	281,424
Current liabilities			
Trade and other payables	*10*	**110,403**	117,238
Current portion of bank borrowings		**–**	4,250
Current portion of obligations under finance leases		**136**	129
Taxation payable		**2,853**	3,848
		113,392	125,465
Net current assets		**165,750**	155,959
Total assets less current liabilities		**187,413**	181,383
Non-current liabilities			
Obligations under finance leases		**526**	595
Deferred tax liabilities		**367**	367
NET ASSETS		**186,520**	180,421
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**180,607**	174,462
Equity attributable to equity holders of the Company		**185,836**	179,691
Minority interests		**684**	730
TOTAL EQUITY		**186,520**	180,421

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2008 Annual Report except as described below.

In the current period, the Group has applied, for the first time, the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter, collectively, referred to as "new and revised HKFRSs") issued by HKICPA which are mandatory for annual periods beginning on or after 1 January 2009 and are relevant to the Group.

HKAS 1 (Revised)	Presentation of Financial Statements
HKFRS 8	Operating Segments

The adoption of the new and revised HKFRSs, except for HKAS 1 (Revised) as described below, had no material effects on the results and financial position for the current or prior annual periods which have been prepared and presented.

HKAS 1 (Revised) separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income which presents all items of recognised income and expenses, either in one single statement, or in two linked statements. The Group has elected to present two statements.

The Group has not early adopted the new and revised HKFRSs issued by HKICPA that are not yet effective for the current period. The Group does not anticipate that the adoption of these HKFRSs in future periods will have any material impact on the results of the Group.

2. **Turnover and segmental information**

The Group's management determines the operating segments for the purpose of resources allocation and performance assessment. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analyses of the Group's turnover and results by business and geographical segments during the period are set out below.

(a) By business segments:

	Six months ended 30 June					
	2009			2008		
	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	386,661	427	387,088	392,742	246	392,988
Results						
Segment results	18,538	(13)	18,525	14,869	(27)	14,842
Finance costs			(80)			(427)
Other operating income and expenses			(10,975)			(10,193)
Profit before taxation			7,470			4,222
Taxation			(1,575)			(2,284)
Profit for the period			5,895			1,938

(b) By geographical segments:

	Six months ended 30 June							
	2009				2008			
	North America (Unaudited) *HK$'000*	**Asia Pacific (Unaudited)** *HK$'000*	**Eliminations (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover								
External sales	**346,472**	**40,616**	**-**	**387,088**	343,788	49,200	-	392,988
Inter-segment sales	**-**	**391**	**(391)**	**-**	-	1,963	(1,963)	-
	346,472	**41,007**	**(391)**	**387,088**	343,788	51,163	(1,963)	392,988
Results								
Segment results	**11,168**	**7,357**	**-**	**18,525**	3,463	11,379	-	14,842
Finance costs				**(80)**				(427)
Other operating income and expenses				**(10,975)**				(10,193)
Profit before taxation				**7,470**				4,222
Taxation				**(1,575)**				(2,284)
Profit for the period				**5,895**				1,938

Inter-segment sales are charged at prevailing market prices.

3. Other revenue and income

	Six months ended 30 June	
	2009 (Unaudited) *HK$'000*	2008 (Unaudited) *HK$'000*
Interest income on bank deposits	**133**	962
Other	**6**	32
	139	994

4. Profit before taxation

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**(46)**	(420)
Finance charges on obligations under finance leases	**(34)**	(7)
	(80)	(427)
Losses on quoted investments included in operating and administrative expenses	**–**	(883)

5. Taxation

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(1,575)**	(2,284)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30 June 2009 is based on the consolidated profit attributable to equity holders of the Company of HK$5,941,000 (30 June 2008: HK$1,959,000) and on the 522,894,200 (30 June 2008: 522,894,200) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2009 and 2008 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. **Intangible assets**

	As at 30 June 2009 (Unaudited) ***HK$'000***	As at 31 December 2008 (Audited) *HK$'000*
Cost	**56,530**	56,530
Accumulated amortisation and impairment losses	**(56,530)**	(56,530)
	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets related to development costs and customer contracts in respect of the telecommunication business had occurred and that full impairment had been recognised in the year 2008.

9. **Trade and other receivables**

	As at 30 June 2009 (Unaudited) ***HK$'000***	As at 31 December 2008 (Audited) *HK$'000*
Trade receivables	**92,517**	91,456
Other receivables		
Deposits, prepayments and other debtors	**12,370**	10,640
	104,887	102,096

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Less than 1 month	**80,351**	77,828
1 to 3 months	**9,110**	12,814
More than 3 months but less than 12 months	**3,056**	814
	92,517	91,456

10. Trade and other payables

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Trade payables	**48,009**	55,481
Other payables		
Accrued charges and other creditors	**62,394**	61,757
	110,403	117,238

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Less than 1 month	**45,831**	53,128
1 to 3 months	**1,931**	1,254
More than 3 months but less than 12 months	**247**	1,099
	48,009	55,481

INTERIM DIVIDEND

The Board does not recommend payment of a dividend for the six months ended 30 June 2009 (30 June 2008: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group's operating performance continued to be affected by the overall uncertainties in the global economic environment as well as the ongoing business diversification exercises undertaken by the ZONE operations. The Group's turnover fell slightly by 1.5% year-on-year, down from HK$393.0 million for the first half of 2008 to HK$387.1 million for the same period in 2009. Net profit attributable to equity holders increased to HK$5.9 million for the period under review as compared with HK$2.0 million in the previous corresponding period, partly contributed by a reduction in amortisation charges following the impairment of intangible assets in 2008. EBITDA amounted to HK$13.0 million, compared to HK$14.7 million for the corresponding period in the previous year. Given the challenging operating environment, the Group has maintained a cautious approach in managing its business and balance sheet and, in so doing, has achieved a stronger net current assets position than in prior years. With cash and bank balances at the end of the period of HK$172.1 million and no outstanding bank debt, the Group is well positioned to maintain sustainable operating growth in its existing businesses and to pursue merger and acquisition opportunities as they arise.

Despite the fact that cost increases and market challenges faced by ZONE US during 2008 continued to impact its business during the first six months of 2009, the different initiatives that ZONE US is implementing to drive revenue growth, preserve overall gross margins and enhance efficiencies in its cost structure more than offset the negative effects caused by the unfavourable market environment. ZONE US recorded a modest increase in turnover to HK$346.5 million as compared to HK$343.8 million during the same period of 2008 while profit from operations improved from HK$3.5 million for the first six months of 2008 to HK$11.2 million in 2009. At the same time, ZONE US has carried on re-structuring its business model, including making better use of its switching facilities, which allow significant improvements to its termination backbone by adding multi-layer configurations to ensure customer satisfaction and profitable traffic, and adjusting its revenue mix with greater emphasis on data and value-added services.

ZONE US continues to review its customer portfolio in order to allocate proportionate costs and resources to less profitable customer groups while focusing on marketing higher margin and customer-sticky product offerings.

For example, ZONE US is continuing to develop dedicated access internet products that provide greater redundancy capacity to customers, more competitive pricing and significantly better margins. Such products will also provide more consistent revenue streams as they are charged based on fixed monthly recurring amounts. ZONE US will continue to build out its IP points-of-presence and has redesigned its network in preparation for offering enhanced MPLS network services to be launched during the last quarter of 2009.

Turnover from ZONE Asia decreased to HK$40.2 million as compared to HK$48.9 million for the previous corresponding period. Profit from ZONE Asia's operations for the period under review amounted to HK$7.3 million, as compared to HK$11.4 million for the corresponding period in the previous year. Such reduction in revenue and operating results for the period, amid the negative effects of the economic slowdown in Asia during the period under review, is believed to be transitional in the course of ZONE Asia re-aligning its resources to enhance its product line-up and transform itself from being a reseller of commodity-type IDD products to becoming a regional provider of higher-margin enhanced data and voice solutions and services.

ZONE Hong Kong further strengthened its core competence by recruiting sales staff with strong data and IT-centric capabilities, training and developing its IT team, improving its IP-based infrastructure and introducing new solution-based products such as IP-PBX (IP private branch exchange) and CRM (customer relationship management) solutions which can be provided through both public internet and international dedicated circuits to other locations beyond Hong Kong. These endeavours are beginning to bear fruit as it has secured a number of sizeable local and overseas customers on long-term contracts with higher and recurring ARPU (average revenue per user).

Similarly, ZONE Singapore has continued to carry out various marketing campaigns to maintain its market share and brand awareness, and remains focused on delivering innovative value-added services in response to the competitive environment, differentiating its products and services to retain existing customers as well as recruiting new accounts. In particular, ZONE Singapore is exploring opportunities to introduce new products and services utilising the Next Generation Nationwide Broadband Network that is anticipated to be available in 2010. Such products and services include hosted IP-PBX services to business customers, content aggregation and distribution and provision of SaaS (Software-as-a-Service) offerings.

Looking ahead, notwithstanding the global economic uncertainties and difficult market conditions, the Group is confident of its ability to maintain sustainable business growth and is encouraged by the operating performance achieved to date. The Group will continue to focus on adjusting its revenue mix to put a higher emphasis on data and IT-related products and services which command higher margins and ensure a more consistent recurring revenue stream while, at the same time, the Group will remain vigilant in managing its cash position as well as containing operating and capital expenditures. The Group will also make every effort to bring to fruition some of the merger and acquisition opportunities that it is currently assessing in order to bring the Group to the next stage of its growth and development.

FINANCIAL REVIEW

Results

During the period under review, the Group's turnover decreased by 1.5% to HK$387.1 million.

The gross profit for this period reduced by 3.5% to HK$92.0 million, compared to HK$95.3 million for the corresponding period in the previous year.

The operating profit for the period amounted to HK$7.6 million as compared to HK$4.6 million having taken into account amortisation of intangible assets for the first six months of 2008 which were impaired in the second half of that year.

Consolidated net profit attributable to equity holders of the Company was HK$5.9 million compared to HK$2.0 million for the first six months of 2008.

The Group's EBITDA for the period under review amounted to HK$13.0 million compared to HK$14.7 million for the same period last year.

Capital Structure, Liquidity and Financing

The Group continued to maintain a healthy liquidity position with net current assets improving to HK$165.8 million (31 December 2008: HK$156.0 million). Net assets of the Group increased to HK$186.5 million as at 30 June 2009 (31 December 2008: HK$180.4 million).

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2009 amounted to HK$172.1 million (31 December 2008: HK$177.2 million). The Group had pledged bank deposits of HK$2.2 million as at 30 June 2009 (31 December 2008: HK$2.2 million) to banks for guarantees made to suppliers.

As at 30 June 2009, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, had been fully repaid (31 December 2008: HK$4.3 million). The said bank borrowings of the Group were in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2009, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (31 December 2008: HK$0.7 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 0.4% (31 December 2008: 2.8%) primarily due to the full repayment of the bank loan, described above, in May 2009.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations grow in future and expectation that currency

exchange markets could continue to be volatile in future, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 30 June 2009, no related hedges had yet been made by the Group.

Contingent Liabilities and Commitments

As at 30 June 2009, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 30 June 2009, the Group had 145 (31 December 2008: 160) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2009 amounted to HK$36.4 million (30 June 2008: HK$40.0 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2009, acting in compliance with the Code on Corporate Governance Practices ("Corporate Governance Code") as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2009.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2009. The review conducted by the auditor of the Company was in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT

This interim results announcement is published on the website of Hong Kong Exchanges and Clearing Limited at *www.hkex.com.hk* under "Latest Listed Company Information" and on the website of the Company at *www.e-kong.com* under "Investors' Information/Announcements".

CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

On 25 May 2009, Mr. Ye Fengping was appointed as a non-executive director of the Company and the Board takes this opportunity to welcome him to its leadership team.

APPRECIATION

The Board would like to thank customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 21 September 2009

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

e-KONG Group Limited

Interim Report 2009

Stock Code: 524



We are together

e-KONG

Corporate Information

Board of Directors

Executive Directors

Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Directors

William Bruce Hicks
Ye Fengping

Independent Non-executive Directors

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary

Lau Wai Ming Raymond

Auditor

Mazars CPA Limited
Certified Public Accountants

Legal Advisers

Deacons
Conyers Dill & Pearman

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business

3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website

www.e-kong.com

Principal Share Registrar

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

Condensed Consolidated Income Statement

For the six months ended 30 June 2009

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to present the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2009, together with comparative figures for the corresponding period in 2008. The results were unaudited but have been reviewed by the Audit Committee and the auditor of the Company.

		Six months ended 30 June	
		2009	2008
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**387,088**	392,988
Cost of sales		**(295,091)**	(297,643)
Gross profit		**91,997**	95,345
Other revenue and income	*3*	**139**	994
		92,136	96,339
Selling and distribution expenses		**(21,437)**	(25,384)
Business promotion and marketing expenses		**(2,651)**	(2,638)
Operating and administrative expenses		**(55,066)**	(53,592)
Depreciation and amortisation		**(5,432)**	(10,076)
Profit from operations		**7,550**	4,649
Finance costs	*4*	**(80)**	(427)
Profit before taxation	*4*	**7,470**	4,222
Taxation	*5*	**(1,575)**	(2,284)
Profit for the period		**5,895**	1,938
Profit for the period attributable to:			
Equity holders of the Company		**5,941**	1,959
Minority interests		**(46)**	(21)
Profit for the period		**5,895**	1,938
EBITDA	*6*	**12,982**	14,725
		HK cents	*HK cents*
Earnings per share	*7*		
Basic		**1.1**	0.4
Diluted		**N/A**	N/A

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2009

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit for the period	**5,895**	1,938
Other comprehensive income		
Exchange differences on translation of foreign subsidiaries	**249**	1,645
Taxation	**(45)**	(25)
Other comprehensive income for the period	**204**	1,620
Total comprehensive income for the period	**6,099**	3,558
Total comprehensive income for the period attributable to:		
Equity holders of the Company	**6,145**	3,579
Minority interests	**(46)**	(21)
Total comprehensive income for the period	**6,099**	3,558

Condensed Consolidated Balance Sheet

As at 30 June 2009

	Notes	As at 30 June 2009 (Unaudited) HK$'000	As at 31 December 2008 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	**17,973**	21,734
Intangible assets	9	**–**	–
Deferred tax assets		**3,690**	3,690
		21,663	25,424
Current assets			
Trade and other receivables	10	**104,887**	102,096
Pledged bank deposits		**2,161**	2,155
Cash and bank balances		**172,094**	177,173
		279,142	281,424
Current liabilities			
Trade and other payables	11	**110,403**	117,238
Current portion of bank borrowings		**–**	4,250
Current portion of obligations under finance leases		**136**	129
Taxation payable		**2,853**	3,848
		113,392	125,465
Net current assets		**165,750**	155,959
Total assets less current liabilities		**187,413**	181,383
Non-current liabilities			
Obligations under finance leases		**526**	595
Deferred tax liabilities		**367**	367
NET ASSETS		**186,520**	180,421
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**180,607**	174,462
Equity attributable to equity holders of the Company		**185,836**	179,691
Minority interests		**684**	730
TOTAL EQUITY		**186,520**	180,421

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2009

	Attributable to equity holders of the Company								
	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated profits (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*	Minority interests (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2009	**5,229**	**68,341**	**731**	**6**	**83,489**	**21,895**	**179,691**	**730**	**180,421**
Total comprehensive income for the period	**–**	**–**	**204**	**–**	**–**	**5,941**	**6,145**	**(46)**	**6,099**
As at 30 June 2009	**5,229**	**68,341**	**935**	**6**	**83,489**	**27,836**	**185,836**	**684**	**186,520**
As at 1 January 2008	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
Total comprehensive income for the period	–	–	1,620	–	–	1,959	3,579	(21)	3,558
As at 30 June 2008	5,229	68,341	2,687	6	83,489	67,312	227,064	984	228,048

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2009

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from / (used in) operating activities	**2,922**	(5,756)
Net cash used in investing activities	**(3,683)**	(11,391)
Net cash used in financing activities	**(4,312)**	(5,226)
Net decrease in cash and cash equivalents	**(5,073)**	(22,373)
Cash and cash equivalents as at 1 January	**179,328**	183,799
Exchange gain on cash and cash equivalents	**–**	1,589
Cash and cash equivalents as at 30 June	**174,255**	163,015
Analysis of the balances of cash and cash equivalents		
Pledged bank deposits	**2,161**	2,215
Cash and bank balances	**172,094**	160,800
	174,255	163,015

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2009

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2008 Annual Report except as described below.

In the current period, the Group has applied, for the first time, the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter, collectively, referred to as "new and revised HKFRSs") issued by HKICPA which are mandatory for annual periods beginning on or after 1 January 2009 and are relevant to the Group.

HKAS 1 (Revised)	Presentation of Financial Statements
HKFRS 8	Operating Segments

The adoption of the new and revised HKFRSs, except for HKAS 1 (Revised) as described below, had no material effects on the results and financial position for the current or prior annual periods which have been prepared and presented.

HKAS 1 (Revised) separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income which presents all items of recognised income and expenses, either in one single statement, or in two linked statements. The Group has elected to present two statements.

The Group has not early adopted the new and revised HKFRSs issued by HKICPA that are not yet effective for the current period. The Group does not anticipate that the adoption of these HKFRSs in future periods will have any material impact on the results of the Group.

2. TURNOVER AND SEGMENTAL INFORMATION

The Group's management determines the operating segments for the purpose of resources allocation and performance assessment. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analyses of the Group's turnover and results by business and geographical segments during the period are set out below.

(a) By business segments:

	Six months ended 30 June					
	2009			2008		
	Telecommunication services (Unaudited) *HK$'000*	**Other (Unaudited) *HK$'000***	**Consolidated (Unaudited) *HK$'000***	Telecommunication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**386,661**	**427**	**387,088**	392,742	246	392,988
Results						
Segment results	**18,538**	**(13)**	**18,525**	14,869	(27)	14,842
Finance costs			**(80)**			(427)
Other operating income and expenses			**(10,975)**			(10,193)
Profit before taxation			**7,470**			4,222
Taxation			**(1,575)**			(2,284)
Profit for the period			**5,895**			1,938

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2009

2. TURNOVER AND SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments:

	Six months ended 30 June							
	2009				2008			
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover								
External sales	**346,472**	**40,616**	**–**	**387,088**	343,788	49,200	–	392,988
Inter-segment sales	**–**	**391**	**(391)**	**–**	–	1,963	(1,963)	–
	346,472	**41,007**	**(391)**	**387,088**	343,788	51,163	(1,963)	392,988
Results								
Segment results	**11,168**	**7,357**	**–**	**18,525**	3,463	11,379	–	14,842
Finance costs				**(80)**				(427)
Other operating income and expenses				**(10,975)**				(10,193)
Profit before taxation				**7,470**				4,222
Taxation				**(1,575)**				(2,284)
Profit for the period				**5,895**				1,938

Inter-segment sales are charged at prevailing market prices.

3. OTHER REVENUE AND INCOME

	Six months ended 30 June	
	2009 **(Unaudited)** ***HK$'000***	2008 (Unaudited) *HK$'000*
Interest income on bank deposits	**133**	962
Other	**6**	32
	139	994

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	**(46)**	(420)
Finance charges on obligations under finance leases	**(34)**	(7)
	(80)	(427)
Losses on quoted investments included in operating and administrative expenses	**–**	(883)

5. TAXATION

	Six months ended 30 June	
	2009	2008
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(1,575)**	(2,284)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2009 is based on the consolidated profit attributable to equity holders of the Company of HK$5,941,000 (30 June 2008: HK$1,959,000) and on the 522,894,200 (30 June 2008: 522,894,200) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2009 and 2008 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of HK$1,696,000 (31 December 2008: HK$13,692,000) and disposals were HK$23,000 (31 December 2008: HK$2,032,000).

9. INTANGIBLE ASSETS

	As at 30 June 2009 (Unaudited) ***HK$'000***	As at 31 December 2008 (Audited) *HK$'000*
Cost	**56,530**	56,530
Accumulated amortisation and impairment losses	**(56,530)**	(56,530)
	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets related to development costs and customer contracts in respect of the telecommunication business had occurred and that full impairment had been recognised in the year 2008.

10. TRADE AND OTHER RECEIVABLES

	As at 30 June 2009 (Unaudited) ***HK$'000***	As at 31 December 2008 (Audited) *HK$'000*
Trade receivables	**92,517**	91,456
Other receivables		
Deposits, prepayments and other debtors	**12,370**	10,640
	104,887	102,096

10. TRADE AND OTHER RECEIVABLES *(continued)*

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Less than 1 month	**80,351**	77,828
1 to 3 months	**9,110**	12,814
More than 3 months but less than 12 months	**3,056**	814
	92,517	91,456

11. TRADE AND OTHER PAYABLES

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Trade payables	**48,009**	55,481
Other payables		
Accrued charges and other creditors	**62,394**	61,757
	110,403	117,238

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2009 (Unaudited) *HK$'000*	As at 31 December 2008 (Audited) *HK$'000*
Less than 1 month	**45,831**	53,128
1 to 3 months	**1,931**	1,254
More than 3 months but less than 12 months	**247**	1,099
	48,009	55,481

Report on Review of Interim Financial Statements

MAZARS

MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 1 to 11, which comprised the condensed consolidated balance sheet of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as at 30 June 2009 and the related condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with HKAS 34.

Our responsibility is to express a conclusion on these interim financial statements based on our review and report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with HKAS 34.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 21 September 2009

Eunice Y M Kwok
Practising Certificate number: P04604

Business Review and Outlook

During the period under review, the Group's operating performance continued to be affected by the overall uncertainties in the global economic environment as well as the ongoing business diversification exercises undertaken by the ZONE operations. The Group's turnover fell slightly by 1.5% year-on-year, down from HK$393.0 million for the first half of 2008 to HK$387.1 million for the same period in 2009. Net profit attributable to equity holders increased to HK$5.9 million for the period under review as compared with HK$2.0 million in the previous corresponding period, partly contributed by a reduction in amortisation charges following the impairment of intangible assets in 2008. EBITDA amounted to HK$13.0 million, compared to HK$14.7 million for the corresponding period in the previous year. Given the challenging operating environment, the Group has maintained a cautious approach in managing its business and balance sheet and, in so doing, has achieved a stronger net current assets position than in prior years. With cash and bank balances at the end of the period of HK$172.1 million and no outstanding bank debt, the Group is well positioned to maintain sustainable operating growth in its existing businesses and to pursue merger and acquisition opportunities as they arise.

Despite the fact that cost increases and market challenges faced by ZONE US during 2008 continued to impact its business during the first six months of 2009, the different initiatives that ZONE US is implementing to drive revenue growth, preserve overall gross margins and enhance efficiencies in its cost structure more than offset the negative effects caused by the unfavourable market environment. ZONE US recorded a modest increase in turnover to HK$346.5 million as compared to HK$343.8 million during the same period of 2008 while profit from operations improved from HK$3.5 million for the first six months of 2008 to HK$11.2 million in 2009. At the same time, ZONE US has carried on re-structuring its business model, including making better use of its switching facilities, which allow significant improvements to its termination backbone by adding multi-layer configurations to ensure customer satisfaction and profitable traffic, and adjusting its revenue mix with greater emphasis on data and value-added services.

ZONE US continues to review its customer portfolio in order to allocate proportionate costs and resources to less profitable customer groups while focusing on marketing higher margin and customer-sticky product offerings.

For example, ZONE US is continuing to develop dedicated access internet products that provide greater redundancy capacity to customers, more competitive pricing and significantly better margins. Such products will also provide more consistent revenue streams as they are charged based on fixed monthly recurring amounts. ZONE US will continue to build out its IP points-of-presence and has redesigned its network in preparation for offering enhanced MPLS network services to be launched during the last quarter of 2009.

Turnover from ZONE Asia decreased to HK$40.2 million as compared to HK$48.9 million for the previous corresponding period. Profit from ZONE Asia's operations for the period under review amounted to HK$7.3 million, as compared to HK$11.4 million for the corresponding period in the previous year. Such reduction in revenue and operating results for the period, amid the negative effects of the economic slowdown in Asia during the period under review, is believed to be transitional in the course of ZONE Asia re-aligning its resources to enhance its product line-up and transform itself from being a reseller of commodity-type IDD products to becoming a regional provider of higher-margin enhanced data and voice solutions and services.

Business Review and Outlook (continued)

ZONE Hong Kong further strengthened its core competence by recruiting sales staff with strong data and IT-centric capabilities, training and developing its IT team, improving its IP-based infrastructure and introducing new solution-based products such as IP-PBX (IP private branch exchange) and CRM (customer relationship management) solutions which can be provided through both public internet and international dedicated circuits to other locations beyond Hong Kong. These endeavours are beginning to bear fruit as it has secured a number of sizeable local and overseas customers on long-term contracts with higher and recurring ARPU (average revenue per user).

Similarly, ZONE Singapore has continued to carry out various marketing campaigns to maintain its market share and brand awareness, and remains focused on delivering innovative value-added services in response to the competitive environment, differentiating its products and services to retain existing customers as well as recruiting new accounts. In particular, ZONE Singapore is exploring opportunities to introduce new products and services utilising the Next Generation Nationwide Broadband Network that is anticipated to be available in 2010. Such products and services include hosted IP-PBX services to business customers, content aggregation and distribution and provision of SaaS (Software-as-a-Service) offerings.

Looking ahead, notwithstanding the global economic uncertainties and difficult market conditions, the Group is confident of its ability to maintain sustainable business growth and is encouraged by the operating performance achieved to date. The Group will continue to focus on adjusting its revenue mix to put a higher emphasis on data and IT-related products and services which command higher margins and ensure a more consistent recurring revenue stream while, at the same time, the Group will remain vigilant in managing its cash position as well as containing operating and capital expenditures. The Group will also make every effort to bring to fruition some of the merger and acquisition opportunities that it is currently assessing in order to bring the Group to the next stage of its growth and development.

Financial Review

Results

During the period under review, the Group's turnover decreased by 1.5% to HK$387.1 million.

The gross profit for this period reduced by 3.5% to HK$92.0 million, compared to HK$95.3 million for the corresponding period in the previous year.

The operating profit for the period amounted to HK$7.6 million as compared to HK$4.6 million having taken into account amortisation of intangible assets for the first six months of 2008 which were impaired in the second half of that year.

Consolidated net profit attributable to equity holders of the Company was HK$5.9 million compared to HK$2.0 million for the first six months of 2008.

The Group's EBITDA for the period under review amounted to HK$13.0 million compared to HK$14.7 million for the same period last year.

Interim Dividend

The Board does not recommend payment of a dividend for the six months ended 30 June 2009 (30 June 2008: Nil).

Capital Structure, Liquidity and Financing

The Group continued to maintain a healthy liquidity position with net current assets improving to HK$165.8 million (31 December 2008: HK$156.0 million). Net assets of the Group increased to HK$186.5 million as at 30 June 2009 (31 December 2008: HK$180.4 million).

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2009 amounted to HK$172.1 million (31 December 2008: HK$177.2 million). The Group had pledged bank deposits of HK$2.2 million as at 30 June 2009 (31 December 2008: HK$2.2 million) to banks for guarantees made to suppliers.

As at 30 June 2009, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, had been fully repaid (31 December 2008: HK$4.3 million). The said bank borrowings of the Group were in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2009, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (31 December 2008: HK$0.7 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 0.4% (31 December 2008: 2.8%) primarily due to the full repayment of the bank loan, described above, in May 2009.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations grow in future and expectation that currency exchange markets could continue to be volatile in future, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 30 June 2009, no related hedges had yet been made by the Group.

Contingent Liabilities and Commitments

As at 30 June 2009, there were no material contingent liabilities or commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the Company's 2008 Annual Report.

Additional Information

Directors' interests in securities

As at 30 June 2009, the interests of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, the "SFO") as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	116,800,200 *(Note 1)*	22.3%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 2)*	13.0%
Lim Shyang Guey	Personal	2,660,000	0.5%
Shane Frederick Weir	Personal	210,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 16,800,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies controlled by Mr. Richard John Siemens.

2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 30 June 2009.

Save as disclosed above, as at 30 June 2009, none of the directors or the chief executive of the Company (including their spouses and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the period.

Substantial shareholders

As at 30 June 2009, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares* held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

** *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 30 June 2009, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share option schemes

The Company

Pursuant to an employee share option scheme of the Company adopted in a special general meeting held on 25 October 1999, the directors of the Company, at their discretion, could invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. This scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms. All outstanding share options granted but not exercised thereunder will lapse on 24 October 2009 in accordance with the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme. Under the new share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the new share option scheme since adoption.

Additional Information (continued)

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to that subsidiary and its subsidiaries, any of its holding companies or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the old employee share option scheme.

Details of the share options granted and remaining outstanding as at 30 June 2009 were as follows:

			Number of share options				
Date of grant	Exercisable period	Exercise price *HK$*	As at 1 January 2008	Lapsed during the year	As at 31 December 2008	Lapsed during the period	As at 30 June 2009
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	35,000	–	35,000	–	35,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	25,000	–	25,000	–	25,000
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			132,500	–	132,500	–	132,500

Corporate governance

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2009, acting in compliance with the Code on Corporate Governance Practices ("Corporate Governance Code") as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, formulated as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

Change in the composition of board of directors

On 25 May 2009, Mr. Ye Fengping was appointed as a non-executive director of the Company. Mr. Ye has twenty years of experience in the telecom industry in China and extensive experience in marketing planning and management. The Board takes this opportunity to welcome him to its leadership team.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2009.

Audit committee

The Audit Committee has reviewed, with the management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2009. The review conducted by the auditor of the Company was in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, sale or redemption of the Company's listed securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Employee remuneration policies

As at 30 June 2009, the Group had 145 (31 December 2008: 160) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2009 amounted to HK$36.4 million (30 June 2008: HK$40.0 million).

Additional Information (continued)

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Environmental awareness

Over the years, the Group has made considerable endeavours in reducing waste in the course of its operations, but in general, such efforts were, until 2008, conducted in a less organised manner. Since then, the Company has participated in the "Wastewi$e Label" of the Hong Kong Awards for Environmental Excellence, which is a recognition scheme established by, among others, the Environmental Protection Department and Environmental Campaign Committee to encourage Hong Kong businesses and organisations in adopting structured measures to reduce the amount of waste generated within their establishments or generated through the services and products they provide. The Company was awarded with "Class of Excellence" Wastewi$e Label in April 2009.

Appreciation

The Board would like to thank customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

21 September 2009

簡明綜合收益表
截至二零零九年六月三十日止六個月

e-Kong Group Limited(「本公司」)之董事會(「董事會」)欣然提呈本公司及其附屬公司(統稱為「本集團」)截至二零零九年六月三十日止六個月之未經審核中期業績與二零零八年同期之比較數字。此業績未經審核,惟已由本公司之審核委員會及核數師檢閱。

	附註	截至六月三十日止六個月 二零零九年 (未經審核) 千港元	 二零零八年 (未經審核) 千港元
營業額	2	**387,088**	392,988
銷售成本		**(295,091)**	(297,643)
毛利		**91,997**	95,345
其他收益及收入	3	**139**	994
		92,136	96,339
銷售及分銷開支		**(21,437)**	(25,384)
業務宣傳及市場推廣開支		**(2,651)**	(2,638)
經營及行政開支		**(55,066)**	(53,592)
折舊及攤銷		**(5,432)**	(10,076)
經營溢利		**7,550**	4,649
財務費用	4	**(80)**	(427)
除稅前溢利	4	**7,470**	4,222
稅項	5	**(1,575)**	(2,284)
期內溢利		**5,895**	1,938
應佔期內溢利:			
本公司股權持有人		**5,941**	1,959
少數股東權益		**(46)**	(21)
期內溢利		**5,895**	1,938
EBITDA	6	**12,982**	14,725
		港仙	*港仙*
每股盈利	7		
基本		**1.1**	0.4
攤薄		**不適用**	不適用

簡明綜合全面收益表
截至二零零九年六月三十日止六個月

	截至六月三十日止六個月	
	二零零九年	二零零八年
	(未經審核)	(未經審核)
	千港元	*千港元*
期內溢利	**5,895**	1,938
其他全面收益		
換算海外附屬公司時之匯兌差額	**249**	1,645
稅項	**(45)**	(25)
期內其他全面收益	**204**	1,620
期內全面收益總額	**6,099**	3,558
應佔期內全面收益總額：		
本公司股權持有人	**6,145**	3,579
少數股東權益	**(46)**	(21)
期內全面收益總額	**6,099**	3,558

其他資料(續)

本集團之薪酬政策按個別僱員之表現及經驗制訂，並與本集團經營所在地之市場慣例相符。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

環保意識

過去幾年，本集團相當努力去減少在其業務過程中產生之廢物，惟整體上有關努力在二零零八年前並非以有系統之方式進行。自此，本公司已參與由環保署及環境保護運動委員會等組織舉辦之認可計劃 — 香港環保卓越計劃之「減廢標誌」。該計劃目的旨在鼓勵香港工商機構採取措施，減少企業在運作、製造產品及提供服務時所產生之廢物。本公司於二零零九年四月獲頒贈「卓越級別」之減廢標誌。

致謝

董事會謹此感謝各客戶、股東、業務夥伴及專業顧問之支持，並對全體僱員於期內為本集團作出之努力、貢獻及承擔致以衷心謝意。

承董事會命
公司秘書
劉偉明

二零零九年九月二十一日

企業管治守則守則條文A.2.1訂明主席與行政總裁之角色應有區分，並不應由一人同時兼任，使責任不會集中於任何一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任，制訂成為其書面政策指引的一部份，並明確説明主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。然而，在董事會一致批准下，主席衛斯文先生自二零零七年六月十六日起兼任本公司之行政總裁一職。董事會不時重新評估本公司偏離企業管治守則A.2.1可能產生之負面影響，並相信將主席及行政總裁之職務授予同一人士使擴展藍圖規劃以及實施業務計劃及發展策略更具效益及效率。同時，相信由於董事會由經驗豐富之優秀人才組成，並有足夠數目之獨立非執行董事，權力及授權之平衡並無減弱，而具效率之董事會可充分確保其平衡。

董事會組成之變動

於二零零九年五月二十五日，葉豐平先生獲委任為本公司之非執行董事。葉先生於中國電信行業擁有二十年經驗，並於市場推廣規劃及管理方面擁有豐富經驗。董事會謹藉此機會歡迎葉先生加入其領導團隊。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)作為本身之證券守則。全體董事經本公司特定查詢後確認，於截至二零零九年六月三十日止六個月已全面遵守標準守則所載之所需標準。

審核委員會

審核委員會已與本公司管理層及核數師檢閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括檢閱本公司截至二零零九年六月三十日止六個月之未經審核綜合財務報表)進行討論。本公司核數師進行之檢閱乃根據香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行。

買賣或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

僱員薪酬政策

於二零零九年六月三十日，本集團於美國、中國、香港及新加坡共有145名僱員(二零零八年十二月三十一日：160名)。於截至二零零九年六月三十日止六個月，本集團之總員工成本為36,400,000港元(二零零八年六月三十日：40,000,000港元)。

其他資料(續)

附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)該附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

期內，本公司之董事、主要行政人員、主要股東、貨物或服務供應商或舊僱員購股權計劃下之合資格僱員以外之其他參與者概無持有任何購股權。

於二零零九年六月三十日，已授出但尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期間	行使價 港元	於二零零八年 一月一日	年內失效	於二零零八年 十二月三十一日	期內失效	於二零零九年 六月三十日
一九九九年十月二十五日	二零零零年十月二十五日至 二零零九年十月二十四日	1.40	15,000	-	15,000	-	15,000
一九九九年十一月十六日	二零零零年十一月十六日至 二零零九年十月二十四日	1.60	7,500	-	7,500	-	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至 二零零九年十月二十四日	2.00	35,000	-	35,000	-	35,000
二零零零年四月二十八日	二零零一年四月二十八日至 二零零九年十月二十四日	3.30	25,000	-	25,000	-	25,000
二零零零年八月九日	二零零一年八月九日至 二零零九年十月二十四日	2.30	30,000	-	30,000	-	30,000
二零零零年十月二十五日	二零零一年十月二十五日至 二零零九年十月二十四日	1.20	20,000	-	20,000	-	20,000
合計			132,500	-	132,500	-	132,500

企業管治

本公司董事致力維持高水平之企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。除下述偏離事項外，就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零九年六月三十日止六個月內任何時間未有或未曾遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

主要股東

於二零零九年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份*數目	持股概約百分比
Goldstone Trading Limited	100,000,200**	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Great Wall Holdings Limited	67,962,428**	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* 「股份」指本公司股本中每股面值0.01港元之普通股。

** 彼等之權益與上文「董事之證券權益」一段內之附註所披露衞斯文先生(透過Goldstone Trading Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零九年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄、或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

購股權計劃

本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。其後，此計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。根據該計劃條款，所有已授出但尚未行使之購股權將於二零零九年十月二十四日失效。

於二零零二年六月二十八日，本公司採納一項新購股權計劃。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

其他資料

董事之證券權益

於二零零九年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條須予存置之登記冊所記錄，或本公司及香港聯合交易所有限公司(「聯交所」)根據上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所獲知會，本公司董事及主要行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中之權益載列如下。

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	116,800,200 *(附註1)*	22.3%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註2)*	13.0%
林祥貴	個人	2,660,000	0.5%
韋雅成	個人	210,000	0.0%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

附註：

1. 16,800,000股股份由Siemens Enterprises Limited實益擁有，而100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益均為本公司股份之好倉，而於二零零九年六月三十日，董事概無持有任何相關股份。

除上文所披露者外，於二零零九年六月三十日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及聯交所根據標準守則所獲知會，本公司董事或主要行政人員(包括彼等之配偶及未滿18歲之子女)概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內任何時間訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦並未於期內行使任何該等權利。

財務回顧

業績

於回顧期間，本集團之營業額減少1.5%至387,100,000港元。

本期間之毛利減少3.5%至92,000,000港元，而去年同期則為95,300,000港元。

期內之經營溢利為7,600,000港元，而二零零八年首六個月(已計入無形資產攤銷，而此等無形資產已於該年度下半年減值)則為4,600,000港元。

本公司股權持有人應佔綜合純利為5,900,000港元，而二零零八年首六個月則為2,000,000港元。

於回顧期間，本集團之EBITDA為13,000,000港元，而去年同期則為14,700,000港元。

中期股息

董事會不建議就截至二零零九年六月三十日止六個月派付股息(二零零八年六月三十日：無)。

資本結構、流動資金及融資

本集團繼續維持穩健之流動資金狀況，流動資產淨值提高至165,800,000港元(二零零八年十二月三十一日：156,000,000港元)。於二零零九年六月三十日，本集團之資產淨值增加至186,500,000港元(二零零八年十二月三十一日：180,400,000港元)。

現金及銀行結餘(不包括已抵押銀行存款)於二零零九年六月三十日為172,100,000港元(二零零八年十二月三十一日：177,200,000港元)。於二零零九年六月三十日，本集團已抵押銀行存款為數2,200,000港元(二零零八年十二月三十一日：2,200,000港元)予銀行，作為銀行向供應商提供擔保之抵押。

於二零零九年六月三十日，本集團之銀行借款(指就二零零六年WRLD Alliance交易借予一間附屬公司之銀行貸款)已全數償還(二零零八年十二月三十一日：4,300,000港元)。該本集團之銀行借款乃以美元為單位按固定息率計算，並以(其中包括)該附屬公司之應收貿易款項作抵押擔保。

於二零零九年六月三十日，本集團之設備租賃融資負債為700,000港元(二零零八年十二月三十一日：700,000港元)。

本集團之負債資產比率(按借款總額佔資產淨值之百分比計算)為0.4%(二零零八年十二月三十一日：2.8%)，主要由於在二零零九年五月全數償還銀行貸款所致(如上文所述)。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入將於未來增加及預期外匯市場於未來或會繼續波動，故此本集團將密切監察新加坡元兑美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。就此方面，本集團於截至二零零九年六月三十日止並無進行任何相關對沖。

或然負債及承擔

於二零零九年六月三十日，並無重大或然負債或承擔。

除上述者外，就董事所知，本公司二零零八年年報內所披露之資料並無任何其他重大變動。

業務回顧及展望(續)

ZONE香港透過聘請具豐富數據及資訊科技專業知識之銷售人員、培訓及發展其資訊科技團隊、改善其以IP為基礎之基建，以及引入新解決方案產品(如可透過公共網路及國際專用線路向香港以外地區提供之IP-PBX(IP專用分組交換機)及CRM(客戶關係管理)解決方案)，以進一步增強其核心能力。ZONE香港已與多名大型本地及海外客戶簽訂擁有較高及周期性ARPU(每戶平均收入)之長期合約，可見上述努力已開始取得成果。

同樣地，ZONE新加坡繼續進行多項市場推廣活動，以維持其市場佔有率及品牌知名度，並繼續配合競爭激烈之環境提供創新增值服務、突顯其產品及服務優勢以保留現有客戶，及爭取新客戶。尤其是，ZONE新加坡正在發掘機會利用預期將於二零一零年啟用之新一代全國寬帶網絡推出新產品及服務。有關產品及服務包括向商業客戶提供主機IP-PBX服務、內容整合及發佈以及提供SaaS(軟件即服務)產品。

展望未來，儘管全球經濟並不明朗及市場環境艱困，本集團深信其有能力維持業務持續增長，並對至今之經營表現感到鼓舞。本集團將繼續集中調整其收入組合，增加利潤率較高及周期性收入來源較穩定之數據及資訊科技相關產品及服務所佔比重，與此同時，本集團亦將於管理其現金狀況以及限制經營與資本支出時保持警惕。本集團亦將努力實現若干現正進行評估之併購機會，從而推動本集團業務增長及發展更上一層樓。

業務回顧及展望

於回顧期間內，本集團之經營表現持續受到全球整體經濟環境不明朗及ZONE業務仍在進行之業務多元化項目所影響。本集團之營業額按年微跌1.5%，由二零零八年上半年之393,000,000港元減少至二零零九年同期之387,100,000港元。於回顧期間，股權持有人應佔純利增加至5,900,000港元，而去年同期則為2,000,000港元，部份由於自二零零八年無形資產減值後之攤銷開支減少。EBITDA為13,000,000港元，而去年同期則為14,700,000港元。鑑於經營環境挑戰重重，本集團繼續謹慎管理其業務及資產負債表，從而令流動資產淨值較過往年度更為優化。於期終，本集團之現金及銀行結餘為172,100,000港元，並且無未償還之銀行債務，故此處於有利位置，既可維持其現有業務之可持續經營增長，亦可把握併購出現之機會。

儘管ZONE美國於二零零八年面對之成本上升壓力及市場挑戰於二零零九年首六個月持續影響其業務，惟ZONE美國採取不同措施促進收入增長、保持整體毛利率及提高成本結構效益，足以抵銷市況不景所帶來之負面影響。ZONE美國之營業額由二零零八年同期之343,800,000港元稍微增加至二零零九年之346,500,000港元，而經營溢利則由二零零八年首六個月之3,500,000港元增加至二零零九年之11,200,000港元。同時，ZONE美國繼續重組其業務模式，包括更善用其交換機設備，透過加設多層配置以大大改善其終端骨網絡，確保客戶滿意度及通訊業務有利可圖，同時調整其收入組合，更著重於數據及增值服務。

ZONE美國繼續檢討其客戶組合，就盈利較少之客戶群而言，按比例分配成本及資源，同時集中市場推廣利潤率較高及受客戶依賴之產品種類。

例如，ZONE美國繼續開發專用通道互聯網產品，為客戶提供更大數據冗餘能力及更優惠價格，並大幅提高利潤率。由於此等產品乃按每月固定周期性金額收費，故亦會提供更穩定之收入來源。ZONE美國將繼續增加其IP網絡據點，並為準備於二零零九年最後一季推出改良MPLS(多協議標籤交換)網絡服務而重新設計其網絡。

ZONE亞洲之營業額減少至40,200,000港元，而去年同期則為48,900,000港元。於回顧期間，ZONE亞洲之經營溢利為7,300,000港元，而去年同期則為11,400,000港元。於此期間，受到亞洲經濟放緩之負面影響，且ZONE亞洲正在重新調配其資源以擴大其產品線種類，從作為一個IDD商品轉售商轉型為一個區域服務供應商，提供利潤率較高之優化數據及語音解決方案及服務，故期內收入及經營業績減少，惟相信此減少僅屬過渡性。

中期財務報表檢閱報告書

MAZARS

MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致**e-Kong Group Limited**
(於百慕達註冊成立之有限公司)

審核委員會

引言

本核數師已檢閱載於第1頁至第11頁之中期財務報表，包括e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)於二零零九年六月三十日之簡明綜合資產負債表及截至該日止六個月期間之相關簡明綜合收益表、全面收益表、權益變動表及現金流量表以及附註說明。香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報表的編製須符合相關條文及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)的規定。 貴公司董事須負責按照香港會計準則第34號編製及呈列此等中期財務報表。

本核數師之責任是根據我們的檢閱對此等中期財務報表作出結論，並按照雙方所協定之委聘書條款僅向 閣下滙報而不作其他用途。我們不會就本報告書之內容向任何其他人士負上或承擔任何責任。

檢閱範圍

本核數師已按照香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行檢閱工作。中期財務報表之檢閱包括向主要負責財務和會計事務之人員作出查詢，及進行分析和其他檢閱程序。由於檢閱的範圍遠較根據香港審計準則進行審核之範圍為小，故此檢閱未能確保我們可以知悉在審核中可能被發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據本核數師之檢閱，我們並無發現任何事項，致使我們相信中期財務報表在各重大方面未有按照香港會計準則第34號編製。

瑪澤會計師事務所有限公司
執業會計師

香港，二零零九年九月二十一日

郭婉文
執業證書號碼：P04604

10. 貿易及其他應收款項*(續)*

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆賬撥備),有關賬齡分析(按發票日期)如下:

	於二零零九年六月三十日(未經審核)	於二零零八年十二月三十一日(經審核)
	千港元	*千港元*
少於一個月	**80,351**	77,828
一至三個月	**9,110**	12,814
超過三個月但少於十二個月	**3,056**	814
	92,517	91,456

11. 貿易及其他應付款項

	於二零零九年六月三十日(未經審核)	於二零零八年十二月三十一日(經審核)
	千港元	*千港元*
應付貿易款項	**48,009**	55,481
其他應付款項		
應計費用及其他應付款項	**62,394**	61,757
	110,403	117,238

貿易及其他應付款項包括應付貿易款項,有關賬齡分析(按發票日期)如下:

	於二零零九年六月三十日(未經審核)	於二零零八年十二月三十一日(經審核)
	千港元	*千港元*
少於一個月	**45,831**	53,128
一至三個月	**1,931**	1,254
超過三個月但少於十二個月	**247**	1,099
	48,009	55,481

8. 購買及出售物業、機器及設備

期內，本集團購買及出售之物業、機器及設備分別為1,696,000港元(二零零八年十二月三十一日：13,692,000港元)及23,000港元(二零零八年十二月三十一日：2,032,000港元)。

9. 無形資產

	於二零零九年六月三十日(未經審核)千港元	於二零零八年十二月三十一日(經審核)千港元
成本	**56,530**	56,530
累計攤銷及減值虧損	**(56,530)**	(56,530)
	–	–

由於二零零八年第四季經濟顯著放緩，管理層認為無形資產出現減值虧損，乃與電訊業務之開發成本及客戶合約有關，而減值已於二零零八年全數確認。

10. 貿易及其他應收款項

	於二零零九年六月三十日(未經審核)千港元	於二零零八年十二月三十一日(經審核)千港元
應收貿易款項	**92,517**	91,456
其他應收款項		
按金、預付款項及其他應收款項	**12,370**	10,640
	104,887	102,096

4. 除税前溢利

除稅前溢利已扣除下列各項：

	截至六月三十日止六個月	
	二零零九年	二零零八年
	(未經審核)	(未經審核)
	千港元	*千港元*
財務費用：		
銀行貸款及其他借款(須於五年內全數償還)之利息	**(46)**	(420)
財務租賃承擔之財務費用	**(34)**	(7)
	(80)	(427)
上市投資虧損，已列入經營及行政開支內	**–**	(883)

5. 税項

	截至六月三十日止六個月	
	二零零九年	二零零八年
	(未經審核)	(未經審核)
	千港元	*千港元*
現行稅項		
海外所得稅	**(1,575)**	(2,284)

由於本集團於期內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅開支。

6. EBITDA

EBITDA 指未扣除利息開支、稅項、折舊及攤銷前之盈利。

7. 每股盈利

截至二零零九年六月三十日止六個月之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利5,941,000港元(二零零八年六月三十日：1,959,000港元)及期內已發行股份522,894,200股(二零零八年六月三十日：522,894,200股)計算。

由於購股權之行使價較每股平均市場價格為高，因此並無呈列截至二零零九年及二零零八年六月三十日止六個月之每股攤薄盈利。

2. 營業額及分部資料(續)

(b) 按地區分部劃分：

	截至六月三十日止六個月							
	二零零九年				二零零八年			
	北美洲 (未經審核) 千港元	**亞太地區 (未經審核) 千港元**	**抵銷 (未經審核) 千港元**	**綜合 (未經審核) 千港元**	北美洲 (未經審核) 千港元	亞太地區 (未經審核) 千港元	抵銷 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額								
對外銷售	**346,472**	**40,616**	**–**	**387,088**	343,788	49,200	–	392,988
分部間銷售	**–**	**391**	**(391)**	**–**	–	1,963	(1,963)	–
	346,472	**41,007**	**(391)**	**387,088**	343,788	51,163	(1,963)	392,988
業績								
分部業績	**11,168**	**7,357**	**–**	**18,525**	3,463	11,379	–	14,842
財務費用				**(80)**				(427)
其他經營收入及開支				**(10,975)**				(10,193)
除稅前溢利				**7,470**				4,222
稅項				**(1,575)**				(2,284)
期內溢利				**5,895**				1,938

分部間銷售乃按當時市場價格計算列賬。

3. 其他收益及收入

	截至六月三十日止六個月	
	二零零九年 (未經審核) 千港元	二零零八年 (未經審核) 千港元
銀行存款之利息收入	**133**	962
其他	**6**	32
	139	994

2. 營業額及分部資料

本集團之管理層確定經營分部，以便進行資源分配及業績評估。本集團之業務分部包括電訊服務及其他業務。其他業務包括提供保險經紀業務及顧問服務。

本集團期內按業務及地區分部劃分之營業額及業績分析如下：

(a) 按業務分部劃分：

	截至六月三十日止六個月					
	二零零九年			二零零八年		
	電訊服務	**其他**	**綜合**	電訊服務	其他	綜合
	(未經審核)	**(未經審核)**	**(未經審核)**	(未經審核)	(未經審核)	(未經審核)
	千港元	***千港元***	***千港元***	*千港元*	*千港元*	*千港元*
營業額						
對外銷售	**386,661**	**427**	**387,088**	392,742	246	392,988
業績						
分部業績	**18,538**	**(13)**	**18,525**	14,869	(27)	14,842
財務費用			**(80)**			(427)
其他經營收入及開支			**(10,975)**			(10,193)
除稅前溢利			**7,470**			4,222
稅項			**(1,575)**			(2,284)
期內溢利			**5,895**			1,938

簡明綜合財務報表附註

截至二零零九年六月三十日止六個月

1. 編製基準及會計政策

簡明綜合財務報表未經審核，乃根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露規定而編製。此等中期財務報表所採納之會計政策及編製基準與本公司二零零八年年報所採納者一致，惟以下所述者除外。

於本期間，本集團首次採納由香港會計師公會頒佈並與本集團有關之下列新增及經修訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱為(「新增及經修訂香港財務報告準則」)，而該等準則必須於二零零九年一月一日或之後開始之年度期間生效。

香港會計準則第1號(經修訂)	財務報表之呈列
香港財務報告準則第8號	經營分部

除下述香港會計準則第1號(經修訂)外，採納新增及經修訂香港財務報告準則對所編製及呈列之本年度期間或過往年度期間業績及財務狀況並無造成重大影響。

香港會計準則第1號(經修訂)將擁有人及非擁有人之權益變動予以區分。權益變動表僅包括與擁有人進行之交易詳情，至於一切非擁有人之權益變動則以單一行呈列。此外，該準則引入全面收益表，以單一報表或兩份相連報表方式，呈列所有已確認收入及開支項目。本集團已選擇呈列兩份報表。

本集團並無提前採納香港會計師公會頒佈而對本期間尚未生效之新增及經修訂香港財務報告準則。本集團並未預期在將來採納該等香港財務報告準則會對本集團之業績造成任何重大影響。

簡明綜合現金流量表

截至二零零九年六月三十日止六個月

	截至六月三十日止六個月	
	二零零九年	二零零八年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務所得／(所用)現金淨額	**2,922**	(5,756)
投資業務所用現金淨額	**(3,683)**	(11,391)
融資業務所用現金淨額	**(4,312)**	(5,226)
現金及現金等值項目減少淨額	**(5,073)**	(22,373)
於一月一日之現金及現金等值項目	**179,328**	183,799
現金及現金等值項目匯兌盈利	**–**	1,589
於六月三十日之現金及現金等值項目	**174,255**	163,015
現金及現金等值項目之結餘分析		
已抵押銀行存款	**2,161**	2,215
現金及銀行結餘	**172,094**	160,800
	174,255	163,015

簡明綜合權益變動表

截至二零零九年六月三十日止六個月

	本公司股權持有人應佔								
	股本 (未經審核) *千港元*	股份溢價 (未經審核) *千港元*	匯兌儲備 (未經審核) *千港元*	股本贖回儲備 (未經審核) *千港元*	實繳盈餘 (未經審核) *千港元*	累計溢利 (未經審核) *千港元*	總計 (未經審核) *千港元*	少數股東權益 (未經審核) *千港元*	權益總額 (未經審核) *千港元*
於二零零九年一月一日	**5,229**	**68,341**	**731**	**6**	**83,489**	**21,895**	**179,691**	**730**	**180,421**
期內全面收益總額	**–**	**–**	**204**	**–**	**–**	**5,941**	**6,145**	**(46)**	**6,099**
於二零零九年六月三十日	**5,229**	**68,341**	**935**	**6**	**83,489**	**27,836**	**185,836**	**684**	**186,520**
於二零零八年一月一日	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490
期內全面收益總額	–	–	1,620	–	–	1,959	3,579	(21)	3,558
於二零零八年六月三十日	5,229	68,341	2,687	6	83,489	67,312	227,064	984	228,048

簡明綜合資產負債表

於二零零九年六月三十日

	附註	於二零零九年 六月三十日 （未經審核） 千港元	於二零零八年 十二月三十一日 （經審核） 千港元
非流動資產			
物業、機器及設備	8	**17,973**	21,734
無形資產	9	**–**	–
遞延税項資產		**3,690**	3,690
		21,663	25,424
流動資產			
貿易及其他應收款項	10	**104,887**	102,096
已抵押銀行存款		**2,161**	2,155
現金及銀行結餘		**172,094**	177,173
		279,142	281,424
流動負債			
貿易及其他應付款項	11	**110,403**	117,238
銀行借款之即期部份		**–**	4,250
財務租賃承擔之即期部份		**136**	129
應付税項		**2,853**	3,848
		113,392	125,465
流動資產淨值		**165,750**	155,959
總資產減流動負債		**187,413**	181,383
非流動負債			
財務租賃承擔		**526**	595
遞延税項負債		**367**	367
資產淨值		**186,520**	180,421
資本及儲備			
股本		**5,229**	5,229
儲備		**180,607**	174,462
本公司股權持有人應佔權益		**185,836**	179,691
少數股東權益		**684**	730
權益總額		**186,520**	180,421

公司資料

董事會

執行董事
衛斯文*(主席)*
林祥貴

非執行董事
許博志
葉豐平

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
瑪澤會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP 參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄

e-KONG Group Limited

中期報告 二零零九年

股份代號: 524



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